                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*
                                          --

                               Zeros & Ones, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $.001 Per Share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  98949E-10-7
           --------------------------------------------------------
                                 (CUSIP Number)

 Steve Schklair, President, 39 East Walnut Street, Pasadena, California 91103
 ----------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 July 2, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  3  Pages



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CUSIP No.  98949E-10-7                 13D                 Page 2 of 3 Pages
          -----------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

  Mark J. Richardson and Edward L. Torres
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /    Not Applicble
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                            Not Applicable
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)     Not Applicable
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
  United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting     Mark J. Richardson: 368,400
 Beneficially Owned                 Power         Edward L. Torres: 250,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power         None
                             --------------------------------------------------
                              (9) Sole Dispositive Mark J. Richardson: 368,400
                                   Power           Edward L. Torres: 250,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power          None
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
  Mark J. Richardson: 368,400      Edward L. Torres: 250,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
  Not Applicable
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
  Mark J. Richardson: 5.26%        Edward L. Torres: 3.57%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*     Mark J. Richardson  IN
                                   Edward L. Torres    IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                          Page 3 of 3 Pages


ITEM 1.  SECURITY AND ISSUER

         Common Stock, Par Value $.001 Per Share
         Zeros & Ones, Inc.
         39 East Walnut Street
         Pasadena, California 91103

ITEM 2.  IDENTITY AND BACKGROUND

         (a) Mark J. Richardson
         (b) 1299 Ocean Avenue, Suite 900
             Santa Monica, California 90401
         (c) Law Offices of Richardson & Associates
             Partner in Law Firm
             1299 Ocean Avenue, Suite 900
             Santa Monica, California 90401
         (d) None
         (e) None

         (a) Edward L. Torres
         (b) 137 North Larchmont Boulevard, Suite #507
             Los Angeles, California 90004
         (c) Independent Consultant
             Director of Issuer
             137 North Larchmont Boulevard, Suite #507
             Los Angeles, California 90004
         (d) None
         (e) None

         Mr. Richardson and Mr. Torres are no longer members of a group.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not Applicable

ITEM 4.  PURPOSE OF TRANSACTION

         The reporting persons each tendered to the Issuer for cancellation 1,850,000 shares of the Issuer's Common Stock in connection with the Issuer's business combination with Zeros & Ones, Inc., a Delaware corporation, Wood Ranch Technology Group, Inc., a Delaware corporation, Polyganol Research Corporation, a Delaware corporation, EKO Corporation, a Delaware corporation, Quantum Arts, Inc., a California corporation, and KidVision, Inc. a Delaware corporation. The transaction closed effective as of July 1, 1999, as reported on the Issuer's Report on Form 8-K, dated July 7, 1999.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Mark J. Richardson: 368,400 or 5.26%
           Sole Voting and Dispositive Power.

         Edward L. Torres: 250,000 or 3.57%
           Sole Voting and Dispositive Power.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.





                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                         July 9, 1999
                                       ----------------------------------------
                                       (Date

                                         /s/ Mark J. Richardson
                                       ----------------------------------------
                                       (Signature)

                                         /s/ Edward L. Torres
                                       ----------------------------------------
                                       (Signature)

                                         Owners
                                       ----------------------------------------
                                       (Name/Title)